Exhibit (d)(4)

EXECUTION COPY

PERSONAL AND CONFIDENTIAL

March 8, 2024

Ono Pharmaceutical Co., Ltd.

8-2, Kyutaromachi 1-chome

Chuo-ku, Osaka 541-8564

Ladies and Gentlemen:

1.

In connection with your consideration of a possible negotiated business combination transaction between Deciphera Pharmaceuticals, Inc. (the “Company”) and you (the “Possible Transaction”), you have requested information relating to the Company that is confidential and proprietary. As a condition to your being furnished such information, you agree to treat any information, in any form or medium, whether written or oral, relating to the Company or any of its subsidiaries, affiliates or divisions (whether prepared by the Company, its advisors or otherwise) that is furnished to you before, on or after the date of this letter agreement, by or on behalf of the Company (herein collectively referred to as the “Evaluation Material”) in accordance with the provisions of this letter agreement and to take or abstain from taking certain other actions herein set forth. The term “Evaluation Material” includes, without limitation, all notes, analyses, compilations, spread sheets, data, reports, studies, interpretations or other documents furnished to you or your Representatives (as defined below) or prepared by you or your Representatives to the extent such materials reflect or are based upon, in whole or in part, the Evaluation Material. The term “Evaluation Material” does not include information that (a) is or becomes available to you on a nonconfidential basis from a source other than the Company or its Representatives; provided that such source is not actually known by you to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the Company that prohibits such disclosure, (b) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, (c) has been or is independently developed by you or your Representatives without the use of the Evaluation Material or in violation of the terms of this letter agreement or (d) is the subject of a written permission to disclose provided by the Company. For purposes of this letter agreement, the term “Representatives” shall include (i) when used in relation to the Company, the Company’s subsidiaries and Affiliates (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and its and their respective directors, officers, employees, consultants, attorneys, accountants, financial advisors and other representatives, and (ii) when used in relation to you, your subsidiaries and Affiliates and your and their respective directors, officers, employees, consultants, attorneys, accountants, financial advisors and other representatives (it being agreed that,

Ono Pharmaceutical Co., Ltd.

March 8, 2024

except with the prior written consent of the Company, your Representatives shall specifically not include your lenders or any other financing source or representatives thereof). You hereby agree that the Evaluation Material will be kept confidential and used solely for the purpose of evaluating and negotiating the Possible Transaction; provided, however, that the Evaluation Material may be disclosed (i) to your Representatives who need to know such information for the sole purpose of evaluating and negotiating a Possible Transaction, (ii) pursuant to an External Demand in accordance with paragraph 4 of this letter agreement, and (iii) as the Company may otherwise consent in writing. All such Representatives shall (A) be informed by you of the confidential nature of the Evaluation Material, (B) agree to keep the Evaluation Material strictly confidential, and (C) be advised of the terms of this letter agreement and agree to be bound by the terms hereof to the same extent as if they were parties to this letter agreement. You agree to be responsible for any breaches of any of the provisions of this letter agreement by any of your Representatives (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against your Representatives with respect to such breach). It is understood and agreed that the Company may, in its sole discretion, from time to time determine that disclosure of certain Evaluation Material to certain of your Representatives may be inappropriate, in which event at the Company’s request, you shall refrain from disclosing such Evaluation Material to such Representatives. You agree to notify the Company in writing of any actual or suspected misuse, misappropriation or unauthorized disclosure of Evaluation Material which may come to your attention.

2.

You will not, and will direct your Representatives not to, disclose to any person (including any governmental agency, authority or official or any third party) either the fact that discussions or negotiations are taking place (or have taken place) concerning the Possible Transaction or any of the terms, conditions or other facts with respect to the Possible Transaction, including the status thereof or that Evaluation Material has been made available to you (such information, “Transaction Information”); provided, however, that disclosure of Transaction Information pursuant to an External Demand shall be governed by paragaph 4 of this letter agreement; provided further, however, that, other than in the case of an External Demand, you and your Affiliates may disclose Transaction Information (a “Permitted Disclosure”) if but only if (i) such disclosure is required under applicable securities or antitrust laws or under applicable stock exchange rules as determined based on advice of legal counsel and (ii) such disclosure requirement does not arise from a breach of this letter agreement. Without limiting the generality of the foregoing, and other than your Representatives who need to know such information for the sole purpose of evaluating and negotiating a Possible Transaction, you further agree that you will not, directly or indirectly, contact, share the Evaluation Material or Transaction Information with or enter into any agreement, arrangement or understanding, or any discussions which would reasonably be expected to lead to an agreement, arrangement or understanding, with any other person regarding a Possible Transaction

Ono Pharmaceutical Co., Ltd.

March 8, 2024

involving the Company, including any financing sources, without the prior written consent of the Company and only upon such person executing a confidentiality agreement in favor of the Company with terms and conditions consistent with this letter agreement. The Company agrees that neither it nor its Representatives will disclose to any third party (except for other Representatives of the Company) in a manner that identifies you by name or by a reasonably identifiable description the fact that you have signed this letter agreement, received Evaluation Material, or are a potential or actual party in connection with the Possible Transaction, except as required by law, rule or regulation or External Demand.

3.

Each party hereby acknowledges that such party and its respective Representatives are aware that the Evaluation Material and Transaction Information may contain material, non-public information about the Company and that United States and Japanese securities laws prohibit any person who has received from an issuer any material, non-public information from purchasing or selling securities of such issuer.

4.

Notwithstanding anything to the contrary provided in this letter agreement, (x) in the event you or any of your Representatives receive a request or are required by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process or pursuant to a formal request from a regulatory examiner (any such requested or required disclosure, an “External Demand”) to disclose all or any part of the Evaluation Material or (y) in the case of a Permitted Disclosure, you or your Representatives, as the case may be, agree to (a) promptly notify the Company of the existence, terms and circumstances surrounding such External Demand or Permitted Disclosure, (b) consult with the Company on the advisability of taking legally available steps to resist or narrow such request or disclosure, and (c) assist the Company, at the Company’s expense, in seeking a protective order or other appropriate remedy to the extent available under the circumstances. In the event that such protective order or other remedy is not obtained or that the Company waives compliance with the provisions hereof, (i) you or your Representatives, as the case may be, may disclose only that portion of the Evaluation Material or Transaction Information which you or your Representatives are advised by outside legal counsel is legally required to be disclosed and to only those persons to whom you or your Representatives are advised by outside legal counsel are legally required to receive such information, and you or your Representatives shall exercise reasonable best efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material or Transaction Information, and (ii) you or your Representatives shall not be liable for such disclosure, unless such disclosure was caused by or resulted from a previous disclosure by you or your Representatives not permitted by this letter agreement. Notwithstanding anything to the contrary provided in this letter agreement, in the event the Company or any of its Representatives is required by applicable law, rule or regulation or receives an External Demand to disclose all or any part of the Transaction Information that identifies you by

Ono Pharmaceutical Co., Ltd.

March 8, 2024

name or reasonably identifiable description, the Company or its Representatives, as the case may be, agree to, in each event to the extent legally permissible, (i) promptly notify you of the existence, terms and circumstances surrounding such External Demand or required disclosure, (ii) consult with you on the advisability of taking legally available steps to resist or narrow such request or disclosure, and (iii) assist you, at your expense, in seeking a protective order or other appropriate remedy to the extent available under the circumstances. In the event that such protective order or other remedy is not obtained or that you waive compliance with the provisions hereof, (1) the Company or its Representatives, as the case may be, may disclose only that portion of the Transaction Information that is legally required to be disclosed and to only those persons that are legally required to receive such information, and the Company or its Representatives shall exercise reasonable best efforts to obtain assurance that confidential treatment will be accorded such Transaction Information, and (2) the Company or its Representatives shall not be liable for such disclosure, unless such disclosure was caused by or resulted from a previous disclosure by the Company or its Representatives not permitted by this letter agreement.

5.

Unless otherwise agreed to by the Company in writing, (a) all communications regarding the Possible Transaction, (b) requests for additional information, (c) requests for management meetings, and (d) discussions or questions regarding procedures, timing and terms of the Possible Transaction, should be submitted or directed exclusively to the Chief Executive Officer of the Company and/or such contacts at J.P. Morgan Securities LLC designated by the Company.

6.

You agree that, for a period of one (1) year from the date hereof, neither you nor any of your Affiliates who are provided with Evaluation Material or Transaction Information, or any of your Representatives acting on your knowing behalf or at your direction, will, directly or indirectly, solicit for employment or employ or cause to leave the employ of the Company or any of its subsidiaries (a) any individual serving as an officer of the Company, Deciphera Pharmaceuticals, LLC or any of the Company’s other subsidiaries, or (b) any employee of the Company or any of its subsidiaries with whom you have had substantial contact, or who is specifically identified to you, during your investigation of the Company and its business, in each case without obtaining the prior written consent of the Company; provided that you may (i) make general solicitations for employment not specifically directed at the Company or any of its subsidiaries or their respective employees and employ any person who responds to such solicitations and (ii) solicit for employment or employ any persons who have no longer been employed by the Company for a period of at least six (6) months at the time of your first contact with them.

Ono Pharmaceutical Co., Ltd.

March 8, 2024

7.

You hereby acknowledge and agree that, unless otherwise agreed in writing by the Company, for a period of one (1) year from the date of this letter agreement, neither you nor any of your Affiliates who are provided with Evaluation Material or Transaction Information, or any of your Representatives acting on your knowing behalf or at your direction, will, directly or indirectly: (a) propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of any substantial part of the Company’s assets or businesses, or similar extraordinary transactions involving the Company or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company; (b) (i) acquire beneficial ownership of any securities (including in derivative form) of the Company (collectively, a transaction specified in (a)(i), (a)(ii) and (b)(i) involving a majority of the Company’s outstanding capital stock or consolidated assets, is referred to as a “Business Combination”), (ii) propose or seek, whether alone or in concert with others, any “solicitation” (as such term is used in the rules of the Securities and Exchange Commission) of proxies or consents to vote any securities (including in derivative form) of the Company, (iii) nominate any person as a director of the Company, or (iv) propose any matter to be voted upon by the stockholders of the Company; (c) form, join or in any way participate in a third party “group” (as such term is used in the rules of the Securities and Exchange Commission) (or discuss with any third party the potential formation of a group) with respect to any securities (including in derivative form) of the Company or a Business Combination involving the Company; (d) request the Company (or any of its Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); or (e) take any action that could require the Company to make a public announcement regarding a potential Business Combination; provided, however, that nothing in this paragraph shall prohibit you from making a confidential proposal to the Company’s Chief Executive Officer or the Company’s Board of Directors for a transaction involving a Business Combination, but only so long as such proposal would not reasonably be expected to require any public disclosure by you or the Company (or any of its or your successors); provided, further, however, that notwithstanding the foregoing provisions of this Section 7, the restrictions set forth in this Section 7 shall terminate and be of no further force and effect following (i) the public announcement by the Company that it has entered into a definitive agreement with a third party for a transaction involving a Business Combination or (ii) the public announcement or commencement by a person or group of a tender or exchange offer to acquire the Company’s equity securities constituting more than 50% of the Company’s voting power, which tender or exchange offer remains publicly unopposed by the Company for a period of ten (10) business days following such public announcement or commencement.

8.

You represent and warrant that, as of the date hereof, neither you nor any of your controlled Affiliates beneficially own any securities of the Company or have any other pecuniary or voting interest in the securities of the Company, except as otherwise disclosed to the Company. For purposes of this letter agreement, “beneficially own”, “beneficially owned” and “beneficial ownership” shall have the meaning set forth in Rules 13d-3 and 13d-5(b)(l) promulgated under the Exchange Act.

Ono Pharmaceutical Co., Ltd.

March 8, 2024

9.

You understand that neither the Company nor any of its Representatives has made or make any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material. You agree that neither the Company nor any of its Representatives shall have any liability to you or any of your Representatives resulting from the selection, use or content of the Evaluation Material by you or your Representatives.

10.

Upon the Company’s demand, you shall, and shall direct your Representatives to, either promptly (a) destroy the Evaluation Material and any copies thereof (including material that references Transaction Information), or (b) return to the Company all Evaluation Material and any copies thereof (including material that references Transaction Information), and, in either case, confirm in writing to the Company that all such material has been destroyed or returned, as applicable, in compliance with this letter agreement. It is understood that information in an intangible or electronic format containing Evaluation Material or Transaction Information cannot be removed, erased or otherwise deleted from archival systems (also known as “computer or system back-ups”) but that such information will continue to be protected under the confidentiality requirements and non-use limitations contained in this letter agreement and you and such Representatives shall not purposefully access such information. Notwithstanding the foregoing, you and your Representatives may retain one copy of any work product prepared by you or them that contains Evaluation Material or Transaction Information to the extent necessary pursuant to applicable legal or regulatory requirements; provided that you and such Representatives shall use such work product solely for the foregoing purposes and shall continue to be bound by the obligations of confidentiality and non-use hereunder for such period of time as you and such Representatives retain such work product.

11.

You agree that, except to the extent expressly authorized by the Company in advance, neither you nor any of your Representatives acting on your behalf or at your direction will directly or indirectly have any formal or informal discussions or other communications, or directly or indirectly enter into any agreement, arrangement or understanding, whether formal or informal and whether or not binding, with any director, officer or other employee of the Company, Deciphera Pharmaceuticals, LLC or any of the Company’s other subsidiaries relating to (i) any retention, severance, equity or other compensation, incentives or benefits that may be or become payable to any directors, officers or employees of the Company or any of its subsidiaries in connection with a Possible Transaction or following the consummation thereof, or (ii) any directorship, employment, consulting arrangement or other similar association or involvement of any directors, officers or other employees of the Company or any of its subsidiaries with the Company or any Affiliate of the Company following the consummation of a Possible Transaction.

Ono Pharmaceutical Co., Ltd.

March 8, 2024

12.

To the extent that any Evaluation Material may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal or regulatory proceedings or governmental investigations, the parties hereto understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the disclosure of such material is not intended to, and will not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege and any such Evaluation Material will remain entitled to all protection under these privileges, this letter agreement and the joint defense doctrine. Nothing in this letter agreement obligates any party to reveal material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, and in the event of an inadvertent disclosure of any materials which may have the effect of waiving any such privilege, you and your Representatives agree to destroy any such materials promptly upon the request of the Company or its Representatives.

13.

Nothing in this letter agreement shall be construed as granting any rights under any patent, copyright or other intellectual property right of the Company or any of its subsidiaries, nor shall this letter agreement grant any rights in or to the Evaluation Material other than the limited right to review such Evaluation Material solely for the purpose of evaluating and negotiating the Possible Transaction.

14.

You acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by you or your Representatives and that the Company shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach (or threatened breach), without proof of damages, and each party further agrees to waive, and shall cause its Representatives to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach of this letter agreement but will be in addition to all other remedies available at law or in equity.

15.

Each party agrees that unless and until a definitive agreement between the Company and you with respect to the Possible Transaction has been executed and delivered, neither the Company nor you will be under any legal obligation of any kind whatsoever with respect to any transaction by virtue of this or any written or oral expression except, in the case of this letter agreement, for the matters specifically agreed to herein. In addition, each party hereby waives, in advance, any claims (including, without limitation, breach of contract) in connection with any Possible Transaction other than claims under any definitive agreement relating to a Possible Transaction or under this letter agreement. For purposes of this letter agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any oral acceptance of an offer or bid by either party. The agreement set forth in this paragraph may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving such agreement.

Ono Pharmaceutical Co., Ltd.

March 8, 2024

16.

You acknowledge that (a) the Company shall be free to conduct the process for a transaction as the Company in its sole discretion shall determine (including, without limitation, negotiating with any prospective buyers and entering into a definitive agreement without prior notice to you or to any other person), and (b) any procedures relating to such transaction may be implemented or changed at any time without notice to you or any other person.

17.

This letter agreement shall continue for a period of two (2) years after the date hereof; provided that no termination shall relieve either party from a prior breach; provided further that your obligations of confidentiality and non-use hereunder shall continue to apply to Evaluation Material constituting “trade secrets” for as long as such information continues to constitute trade secrets under applicable law.

18.

No failure or delay by either party or any of its respective Representatives in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof unless in writing and signed by an officer of such party or other authorized person on its behalf. No modification or amendment of this letter agreement shall be effective unless in writing and signed by the Company and you.

19.

Neither this letter agreement nor the obligations hereunder may be assigned or otherwise transferred by a party without written consent of the other party, except in connection with the sale of all or substantially all of a party’s assets, equity or business, including by way of a merger, reorganization or similar transaction. This letter agreement shall be binding upon the parties, their successors and their permitted assigns.

20.

The illegality, invalidity or unenforceability of any provision hereof under the laws of any jurisdiction shall not affect its legality, validity or enforceability under the laws of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

21.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Chancery Courts in the State of Delaware and the United States District Court for the District of the State of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement, and agree not to commence any action, suit or proceeding related thereto except in such courts.

22.

This letter agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

Ono Pharmaceutical Co., Ltd.

March 8, 2024

Notwithstanding the foregoing, nothing contained in this letter agreement shall modify or impair any of the rights or obligations of the parties under the Confidential Disclosure Agreement dated as of June 16, 2022, as amended as of May 10, 2023 and November 8, 2023, by and between Deciphera Pharmaceuticals, LLC and you, with respect to any Confidential Information (as defined therein) provided by the parties thereunder prior to the date of this letter agreement.

23.

This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. One or more counterparts of this letter agreement may be delivered by facsimile or pdf electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

[Signature Page Follows]

Ono Pharmaceutical Co., Ltd.

March 8, 2024

Very truly yours,

DECIPHERA PHARMACEUTICALS, INC.

By:	/s/ Steve Hoerter
Name:	Steve Hoerter
Title:	Chief Executive Officer

Confirmed and Agreed to:

ONO PHARMACEUTICAL CO., LTD.

By:	/s/ Masayuki Tanigawa
Name:	Masayuki Tanigawa
Title:	Corporate Officer, Executive Director, Corporate Development & Strategy